EARLY WARNING REPORT (Form 62-103F1)

Made Pursuant To
NATIONAL INSTRUMENT 62-103

The Early Warning System and Related Take-Over Bid and
Insider Reporting Issues

(Update to Early Warning Report dated June 21, 2023)

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Securities: Common shares (“Shares”)

Issuer:                                    First Phosphate Corp. (the “Company”)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117,

Vancouver, British Columbia V6E 4N7.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Canadian Securities Exchange

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

ExpoWorld Ltd. (of which John Passalacqua is a control person (“ExpoWorld”))

4936 Yonge St., Suite 153

Toronto, Ontario, M2N 6S3

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

Mr. Passalacqua had previously acquired beneficial ownership, through ExpoWorld Ltd., a corporation over which Mr. Passalacqua exercises control, of:

(i)	378,948 restricted share units ("RSUs") on September 1, 2023; and
(ii)	792,000 RSUs and 150,000 incentive stock options and 875,000 warrants on December 29, 2023. Of the RSUs noted above, 189,474, 189,474 and 198,000 vested and were exercised effective September 1, 2023, November 30, 2023 and May 31, 2024, respectively, and an equal number of Shares were issued upon exercise in each instance for no additional consideration resulting in an aggregate issuance of 576,948 Shares and the net acquisition of 1,619,000 convertible securities in the Company beneficially owned by ExpoWorld.

In addition:

(i)	ExpoWorld acquired 189,474 Shares on December 29, 2024 as consideration for the settlement of $72,000 of debt; and
(ii)	Shpirtrat Trust acquired 20,000, 253,000, and 366,500 Shares on November 30, 2023, March 20, 2024 and, July 29, 2024, respectively, through the facilities of the Canadian Securities Exchange, at prices of approximately $0.33, $0.22 and $0.17 per Share, respectively, for an aggregate purchase price of $123,063.

2.3	State the names of any joint actors.

ExpoWorld Ltd. is a private company owned and controlled by John Passalacqua. Shpirtrat Trust is a trust controlled by Mr. Passalacqua. ExpoWorld and Shpirtrat Trust may be considered joint actors with John Passalacqua.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquiror’s securityholding percentage in the class of securities.

See items 2.2 and 3.4.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

Mr. Passalacqua acquired beneficial ownership of the securities. See Item 2.2.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 2.2

Mr. Passalacqua now beneficially owns and controls 11,204,529 Shares and 2,941,500 securities convertible into Shares representing approximately 18.82% of the outstanding Shares on a non-diluted basis and 18.11% on a partially diluted basis assuming exercise of all such convertible securities.

Prior to the acquisitions noted above, Mr. Passalacqua beneficially owned and controlled 9,798,607 Shares, 1,200,000 incentive stock options, and 122,500 common share purchase warrants each convertible into one Share which represents a percentage decrease of approximately 2.69% on a non-diluted basis and 2.86% on a partially diluted basis from what was reported in the previously filed Early Warning Report of June 21, 2023.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which
(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

 See item 3.4.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 2.2.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Not applicable.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

See Item 2.2. Convertible securities were granted by the Company to ExpoWorld as incentive share based compensation and for services rendered by Mr. Passalacqua as an officer of the Company, and for value received under the $2,100,000 credit facility entered into on December 29, 2023 between the Company and members of its management team and board of directors, including Mr. Passalacqua.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;
(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;
(d)	a change in the board of directors or management of the reporting issuer, including any plans orintentions to change the number or term of directors or to fill any existing vacancy on the board;
(e)	a material change in the present capitalization or dividend policy of the reporting issuer;
(f)	a material change in the reporting issuer’s business or corporate structure;
(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;
(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;
(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;
(j)	a solicitation of proxies from securityholders; and/or
(k)	an action similar to any of those enumerated above.

The Shares and convertible securities were acquired as consideration and for investment purposes. Mr. Passalacqua has a long-term view of the investment and may acquire additional securities including on the open market or through private acquisitions or sell securities including on the open market or through private dispositions in the future depending on market conditions, reformulation of plans and/or other relevant factors. Mr. Passalacqua currently has no other plans or intentions that relate to, or would result in the matters listed in clauses (a) to (k), above. Depending on market conditions, general economic and industry conditions, the Corporation’s business and financial condition and/or other relevant factors, Mr. Passalacqua may develop such plans or intentions in the future.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among. those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: July 31, 2024

 “John Passalacqua”

  John Passalacqua